                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              SportsLine USA, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   848934-10-5
                                   -----------
                                 (CUSIP Number)

                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                 CBS Corporation
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-3335

    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 10, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 848934-10-5


-------------------------------------------------------------------------------
                  (1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                           CBS Corporation
                           I.R.S. Identification No. 25-0877540

-------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group
                                                                (a)      [X]
                                                                (b)      [ ]

-------------------------------------------------------------------------------
                  (3)      SEC Use Only

-------------------------------------------------------------------------------
                  (4)      Source of Funds

                           00

-------------------------------------------------------------------------------
                  (5)      Check Box if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)     [  ]

-------------------------------------------------------------------------------
                  (6)      Citizenship or Place of Organization

                           Pennsylvania

-------------------------------------------------------------------------------
Number of                  (7) Sole Voting Power
Shares Bene-               ----------------------------------------------------
ficially                   (8) Shared Voting Power
Owned by                       4,540,000
Each Report-               ----------------------------------------------------
ing Person                 (9) Sole Dispositive Power
With                           None
                           ----------------------------------------------------
                           (10) Shared Dispositive Power
                                4,540,000

-------------------------------------------------------------------------------
                  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                           4,540,000

-------------------------------------------------------------------------------
                  (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [ ]

-------------------------------------------------------------------------------
                  (13)     Percent of Class Represented by Amount in Row (11)
                             20.6%

-------------------------------------------------------------------------------
                  (14)  Type of Reporting Person       CO

CUSIP NO. 848934-10-5

-------------------------------------------------------------------------------
                  (1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                           Westinghouse CBS Holding Company, Inc.
                           I.R.S. Identification No. 25-1776511

-------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [X]
                                                               (b)      [ ]

-------------------------------------------------------------------------------
                  (3)      SEC Use Only

-------------------------------------------------------------------------------
                  (4)      Source of Funds

                           00

-------------------------------------------------------------------------------

                  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
                  (6)      Citizenship or Place of Organization

                           Delaware

-------------------------------------------------------------------------------
Number of                  (7) Sole Voting Power
Shares Bene-                   None
ficially                   ----------------------------------------------------
Owned by                   (8) Shared Voting Power
Each Report-                   4,540,000
ing Person                 ----------------------------------------------------
With                       (9) Sole Dispositive Power
                               None
                            ---------------------------------------------------
                           (10) Shared Dispositive Power
                                4,540,000

-------------------------------------------------------------------------------
                  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                           4,540,000

-------------------------------------------------------------------------------
                  (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [ ]

-------------------------------------------------------------------------------
                  (13)     Percent of Class Represented by Amount in Row (11)
                             20.6%

-------------------------------------------------------------------------------
                  (14)  Type of Reporting Person       CO

CUSIP NO. 848934-10-5

-------------------------------------------------------------------------------
                  (1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                           CBS Broadcasting, Inc.
                           I.R.S. Identification No. 13-0590730

-------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [X]
                                                               (b)      [ ]

-------------------------------------------------------------------------------
                  (3)      SEC Use Only

-------------------------------------------------------------------------------
                  (4)      Source of Funds

                           00

-------------------------------------------------------------------------------

                  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
                  (6)      Citizenship or Place of Organization

                           New York

-------------------------------------------------------------------------------
Number of                  (7) Sole Voting Power
Shares Bene-                   None
ficially                   ----------------------------------------------------
Owned by                   (8) Shared Voting Power
Each Report-                   4,540,000
ing Person                 ----------------------------------------------------
With                       (9) Sole Dispositive Power
                               None
                            ---------------------------------------------------
                           (10) Shared Dispositive Power
                                4,540,000

-------------------------------------------------------------------------------
                  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                           4,540,000

-------------------------------------------------------------------------------
                  (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [ ]

-------------------------------------------------------------------------------
                  (13)     Percent of Class Represented by Amount in Row (11)
                             20.6%

-------------------------------------------------------------------------------
                  (14)  Type of Reporting Person       CO

This Amendment No. 3 amends and supplements the statement on Schedule 13D dated January 2, 1998 (the "Schedule 13D"), Amendment No. 1 to Schedule 13D dated June 18, 1998 (the "Amendment No. 1") and Amendment No. 2 to Schedule 13D dated February 1, 1999 (the "Amendment No. 2") by CBS Broadcasting, Inc. ("Broadcasting"), a wholly-owned subsidiary of Westinghouse CBS Holding Company, Inc. ("Holding"), which is a wholly-owned subsidiary of CBS Corporation ("CBS").

Item 2.  Identity and Background
--------------------------------

The persons filing this statement are: (i) CBS Corporation (CBS), formerly known as Westinghouse Electric Corporation, a Pennsylvania corporation. The address of the principal office and principal business address of CBS is 51 West 52nd Street, New York, NY 10019. CBS conducts its business directly and through various subsidiaries; (ii) Westinghouse CBS Holding Company, Inc., a wholly owned subsidiary of CBS (Holding). The address of the principal office and principal business address of Holding is 51 West 52nd Street, New York, NY 10019; and (iii) CBS Broadcasting, Inc. (Broadcasting), formerly known as CBS, Inc., a wholly owned subsidiary of Holding. The address of the principal office and principal business address of Broadcasting is 51 West 52nd Street, New York, NY 10019. Broadcasting is a party to the January 1, 1999 Amendment to the Agreement as defined in Item 4.

The operations of CBS, Holding and Broadcasting principally relate to television and radio broadcasting and cable programming.

Schedule I of Item 2 is amended by the attached Schedule I, which is a list of the directors and executive officers of CBS, Holding and Broadcasting setting forth the following information with respect to each such person:

(a) name;

(b) business address; and

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Except for Robert E. Cawthorn, who is a British citizen, and Jan Leschly, who is a Danish citizen, each person identified on Schedule 1 is a United States citizen.

During the last five years, neither CBS, Holding, Broadcasting nor, to the knowledge of CBS, Holding and Broadcasting, any person identified in Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 is amended to report that on February 10, 1999, Broadcasting and Issuer entered into an Amendment to Agreement (hereinafter "January Amendment") attached hereto as Exhibit 1. The Agreement is more fully described in Items 3 and 4 and the Exhibits to Schedule 13D and Amendments No. 1 and No. 2. A copy of the January Amendment is attached hereto as Exhibit 1. Any description of the January Amendment is qualified in its entirety by reference to the January Amendment attached as Exhibit 1.

The January 1999 Amendment modified various terms of the Agreement including extending the original term for five (5) years through and including December 31, 2006.

As part of the consideration for the various amendments, Issuer has agreed to issue to Broadcasting on an accelerated basis (within ten business days after execution of the January Amendment) 1,052,937 shares of its Common Stock that would otherwise be issued to Broadcasting in 2000 and 2001.

In addition, Issuer will issue to Broadcasting Common Stock having a Fair Market Value of $20,000,000 for each year of the contract extension in consideration of Broadcasting providing advertising and promotion time to Issuer. Fair Market Value is defined as the average of the closing prices of the Common Stock on The NASDAQ National Market (or, if the Common Stock is listed on a stock exchange, the primary stock exchange or exchanges on which it is traded) for the five (5) day period ending on the day prior to the applicable date on which the Common Stock is to be issued to Broadcasting.

As additional consideration, Issuer will within ten (10) business days after execution of the January Amendment grant to Broadcasting warrants as follows:

                  Warrant Exercise
 Warrant Shares        Price            Vesting Date           Expiration Date
 --------------   ----------------      ------------           ---------------
    500,000            $23.00         February 10, 1999       February 10, 2000
    400,000            $35.00          January 1, 2000        December 31, 2000
    300,000            $45.00          January 1, 2001        December 31, 2001

The January Amendment also provides that in the event of a Change in Control of the Issuer (as defined therein) that any Common Stock yet to be issued to Broadcasting pursuant to the Agreement as amended by the January Amendment (other than pursuant to a warrant) will be issued on the later of the date of the Change in Control of Issuer or six months from the last sale of Common Stock by Broadcasting and any warrants will be issued to Broadcasting on the date of the Change in Control of Issuer and will be exercisable by Broadcasting at any time and from time to time in whole or in part after the issue date of the warrant and prior to the first anniversary of the date of the Change in Control of Issuer. The term Change in Control is defined in the January Amendment to be either i) any person (with certain exceptions) becomes the beneficial owner of 40% or more of the voting power of Issuer's then outstanding securities entitled to vote generally in the election of Issuer's directors or ii) at any time during two (2) consecutive years the directors of Issuer that were directors at the commencement of such two (2) year period cease to be at least a majority of the Board directors generally unless the new directors during that period were approved by a majority vote of those persons who were directors at the beginning of such two (2) year period.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

5(a) and (b) As of February 10, 1999, Broadcasting has voting and investment power over 3,660,000 shares of Common Stock held by Broadcasting (including the shares to be issued within 10 business days after execution of the January Amendment). Broadcasting also has the right to acquire 880,000 shares of Common
Stock: 380,000 shares under a warrant dated January 2, 1999, which warrant is presently exercisable in whole or in part at any time prior to December 31, 1999, and 500,000 shares under a warrant to be issued pursuant to the January Amendment which warrant will be exercisable in whole or in part at any time prior to February 10, 2000. CBS and Holding may be deemed to beneficially own all the Common Stock beneficially owned by Broadcasting.

In the aggregate, Broadcasting, CBS and Holding share voting and investment power over 4,540,000 shares of Common Stock (including the 880,000 shares covered by the two (2) outstanding warrants) or 20.6% of the Common Stock of Issuer as of February 10, 1999 (assuming the exercise of the warrants and assuming 21,993,207 shares of Common Stock outstanding for purposes of this calculation, based on information set forth in the Issuer's Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission, on October 19, 1998 at Registration No. 333-62685 that there were 19,121,282 outstanding shares as of September 30, 1998, plus 1,991,925 shares issued to Broadcasting since that date as set forth in Item 4 above and the 880,000 shares under presently exercisable warrants.

5 (c) Except as described above, neither CBS, Broadcasting, Holding nor, to their knowledge, any person named in Schedule 1 beneficially owns any shares of Common Stock or has effected any transactions in the Common Stock during the past 60 days.

5 (d) None.

5 (e) Not applicable.

Item 7.  Materials to be Filed as Exhibits
------------------------------------------

Exhibit 1: January 1, 1999 Amendment executed on February 10, 1999 between the Issuer and Broadcasting

Exhibit 2:  Signature authority resolution

Any information previously included in the Schedule 13D and previous amendments and not revised or modified as described in this Amendment No. 3 remains unchanged.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 22, 1999

                                 CBS CORPORATION

                                     By:   /s/ Angeline C. Straka
                                        --------------------------------
                                     Name:     Angeline C. Straka
                                     Title:    Vice President &
                                               Deputy General Counsel



                                 WESTINGHOUSE CBS HOLDING COMPANY, INC.

                                     By:   /s/ Angeline C. Straka
                                        --------------------------------
                                     Name:     Angeline C. Straka
                                     Title:    Vice President & Secretary


                                 CBS BROADCASTING, INC.

                                     By:   /s/ Angeline C. Straka
                                        --------------------------------
                                     Name:     Angeline C. Straka
                                     Title:    Vice President & Secretary

                                  SCHEDULE 1-A

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                                 CBS Corporation
                                 ---------------

                                    Directors
                                    ---------

                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ----------------------
Robert E. Cawthorn                                           Managing Director, Global Health
DLJ Merchant Banking Partners LP                             Care Partners
Donaldson, Lufkin & Jenrette                                 DLJ Merchant Banking Partners LP
401 City Line Avenue, 2nd Floor                              Donaldson, Lufkin & Jenrette
Bala Cynwyd, PA 19004-1122                                   401 City Line Avenue, 2nd Floor
                                                             Bala Cynwyd, PA 19004-1122

George H. Conrades                                           Venture Partner
Polaris Venture Partners                                     Polaris Venture Partners
1000 Winter Street, #3350                                    1000 Winter Street, #3350
Waltham, MA 02451                                            Waltham, MA 02451

Martin C. Dickinson                                          Retired Senior Vice President
P. O. Box 7078                                               Scripps Bank
Rancho Santa Fe, CA 92067                                    P. O. Box 7078
                                                             Rancho Santa Fe, CA  92067

William H. Gray III                                          President and Chief Executive Officer
The College Fund/UNCF                                        The College Fund/UNCF
8260 Willow Oaks Corporate Drive                             8260 Willow Oaks Corporate Drive
P. O. Box 10444                                              Fairfax, VA 22031
Fairfax, VA 22031

Mel Karmazin                                                 President & Chief Executive Officer
CBS Corporation                                              CBS Corporation
51 W. 57th Street                                            51 West 57th Street
New York, NY 10019                                           New York, NY 10019

Jan Leschly                                                  Chief Executive
SmithKline Beecham                                           SmithKline Beecham
P. O. Box 7929                                               P. O. Box 7929
Philadelphia, PA 19101                                       Philadelphia, PA 19101

David T. McLaughlin                                          Chairman, CBS Corporation
The Gallery - Suite 203                                      Chairman and Chief Executive Officer
46 Newport Road                                              Orion Safety Products
New London, NH 03257                                         P. O. Box 1047
                                                             Easton, MD  21601

Richard R. Pivirotto                                         President
Richard R. Pivirotto Co., Inc.                               Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                                      111 Clapboard Ridge Rd.
Greenwich, CT  06830                                         Greenwich, CT  06830

Raymond W. Smith                                             Chairman
Rothschilds North America, Inc.                              Rothchilds North America, Inc.
1251 Avenue of the Americas                                  1251 Avenue of the Americas
New York, NY  10020                                          New York, NY  10020

Paula Stern                                                  President
The Stern Group, Inc.                                        The Stern Group, Inc.
3314 Ross Place NW                                           3314 Ross Place NW
Washington, DC 20008                                         Washington, DC 20008

Robert D. Walter                                             Chairman and Chief Executive Officer
Cardinal Health, Inc.                                        Cardinal Health, Inc.
5555 Glendon Court                                           5555 Glendon Court
Dublin, OH 43016                                             Dublin, OH 43016




                               Executive Officers
                               ------------------

                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------

Mel Karmazin                                                 President & Chief Executive Officer
CBS Corporation                                              CBS Corporation
51 W. 57th Street                                            51 West 57th Street
New York, NY 10019                                           New York, NY 10019

Louis J. Briskman                                            Executive Vice President and General Counsel
CBS Corporation                                              CBS Corporation
51 West 52nd Street                                          51 West 52nd Street
New York, NY 10019                                           New York, NY 10019


Robert G. Freedline                                          Vice President & Controller
CBS Corporation                                              CBS Corporation
51 West 52nd Street                                          51 West 52nd Street
New York, NY 10019                                           New York, NY 10019

Charles W. Pryor, Jr.                                        Vice President
President, Energy Systems Business Unit                      CBS Corporation
CBS Corporation                                              4350 Northern Pike
4350 Northern Pike                                           Monroeville, PA  15146
Monroeville, PA  15146


Fredric G. Reynolds                                          Executive Vice President and Chief
CBS Corporation                                              Financial Officer
51 West 52nd Street                                          CBS Corporation
New York, NY 10019                                           51 West 52nd Street
                                                             New York, NY 10019

Leslie Moonves                                               President and Chief Executive Officer,
CBS Corporation                                              CBS Television
7800 Beverly Boulevard                                       CBS Corporation
Los Angeles, CA  90036                                       7800 Beverly Boulevard
                                                             Los Angeles, CA  90036

                                  SCHEDULE 1-B

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                     Westinghouse CBS Holding Company, Inc.
                     --------------------------------------

                                    Directors
                                    ---------

                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------

Louis J. Briskman                                         Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Same as Schedule 1-A


                               Executive Officers
                               ------------------


                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------

Mel Karmazin                                                 President & Chief Executive Officer
CBS Corporation                                              CBS Corporation
51 W. 57th Street                                            51 West 57th Street
New York, NY 10019                                           New York, NY 10019

Louis J. Briskman                                            Executive Vice President and General Counsel
CBS Corporation                                              CBS Corporation
51 West 52nd Street                                          51 West 52nd Street
New York, NY 10019                                           New York, NY 10019


Leslie Moonves                                               President and Chief Executive Officer,
CBS Corporation                                              CBS Television
7800 Beverly Boulevard                                       CBS Corporation
Los Angeles, CA  90036                                       7800 Beverly Boulevard
                                                             Los Angeles, CA  90036

Fredric G. Reynolds                                          Executive Vice President and Chief
CBS Corporation                                              Financial Officer
51 West 52nd Street                                          CBS Corporation
New York, NY 10019                                           51 West 52nd Street
                                                             New York, NY 10019

                                  SCHEDULE 1-C

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                              CBS Broadcasting Inc.
                              ---------------------

                                    Directors
                                    ---------


                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------
Louis J. Briskman                                         Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Same as Schedule 1-A


                               Executive Officers
                               ------------------

                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------
Mel Karmazin                                                 Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Louis J. Briskman                                            Same as Schedule 1-A
Executive Vice President and
  General Counsel
Same as Schedule 1-A

Leslie Moonves                                               Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Fredric G. Reynolds                                          Same as Schedule 1-A
Executive Vice President and
  Chief Financial Officer
Same as Schedule 1-A
